Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

January 29, 2016
Re:              Virtuix Holdings Inc.
                    Offering Statement on Form 1-A
       Filed September 17, 2015
       File No. 367-00013

Dear Mr. Mark Shuman:

Thank you for your comments of January 15, 2016 regarding the Offering Statement of Virtuix Holdings Inc. We appreciate the opportunity to respond to your concerns and amend the Offering Statement as required to provide for full disclosure to prospective investors. Responses to your questions are identified in italicized text following the restatement of the question below.

General

1. We note that on December 23, 2015 you submitted supporting materials on EDGAR in response to prior comment 3. Please confirm that these will be publicly filed no less than 21 calendar days prior to requesting qualification.
The supporting materials have been filed through EDGAR as of January 19, 2016.

Consolidated Financial Statements as of September 30, 2015 and March 31, 2015 and for the Six Months Ended September 30, 2015 and 2014

Note 12. Going Concern

2.Your disclosure on page 23 indicates that with currently available resources, you can only continue operations until March of 2016, which is six months subsequent to the date of your interim financial statements. Please address the following:

●

Clarify specifically what you mean by the disclosure that you will "continue to realize substantial cash flows from pre-sales until the product is through production and ready for market." In this regard, it appears that cash flows from deferred revenues have been declining and comprised only 11% of operating cash flows at September 30, 2015. Please also tell us, in detail; how you determined that these pre-sales were probable of occurring within the next 12 months.

●

Clarify what you mean by your disclosure that you anticipate "significant revenues from the primary product once it is brought to market" in light of the anticipated production schedule disclosed on page 22 and the volume of pre-orders you have received. Please also tell us, in detail, the factors considered when concluding that the generation of these revenues was probable within the next 12 months.

●

Please tell us, in detail, the factors considered when determining that it is probable that you will be able to raise capital from existing shareholders and 3rd parties in light of the fact that you have not disclosed any firm commitments for additional capital contributions in response to our prior comment 6.

Refer to ASC 205-40-50-8 through 10 and ASC 205-40-55-3

Additional discussion of the factors leading to the Company's opinion regarding its continued operations has been included in Note 12 to the Interim Financial Statements in the Offering Circular. The Company believes the additional disclosures contained in Note 12 provide readers with sufficient information on the key considerations regarding the ability of management to effectively implement its plans for the next year and the ability to call upon additional financing if needed.

Further, since the Company made its determination regarding the going concern assumption for its Interim Financial Statements, facts have borne out that the Company was correct in its assumptions. The company's first product was delivered on December 15, 2015.Commercial manufacturing of the product has begun. The Company had a successful showing at the Consumer Electronics Show in January 2016, leading to increased interest from media influential to its core customer base of gamers. And, following the public filing of its Offering Statement, the Company has received indications of interest in investing of almost $16 million.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Virtuix Holdings Inc. filed on September 17, 2015. If you have additional questions or comments, please contact me atandrew.stephenson@khlklaw.com.

                                 Sincerely,
                                 /s/Andrew Stephenson

                                 Andrew Stephenson
                                 KHLK LLP

cc: Jan Goetgeluk
Chief Executive Officer
Virtuix Holdings Inc.
1826 Kramer Lane, Suite H
Austin, TX 78758